

May 28, 2015

<u>Via E-mail</u>
Lynn Jurich
Chief Executive Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

      Re: **Sunrun Inc.**
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted May 13, 2015
              CIK No. 0001469367

Dear Ms. Jurich:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that you intend to request confidential treatment for certain exhibits. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Dilution, page 49

2. Please tell us why you are including noncontrolling interest in your calculation of historical net tangible book value for purposes of assessing dilution to shareholders that invest at the time of your IPO.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53
Customers, page 58

3. We note your response to comment 24 in our letter dated April 23, 2015, that you revised your disclosures on page 58 to disclose the number of customer agreements entered into during the periods presented along with the cumulative number of such agreements. However, there does not appear to be a distinction between the number of customers with customer agreements versus customers that purchased the solar energy systems. Please advise.

Liquidity and Capital Resources, page 68
Sources of Funds, page 69

4. Please remove available borrowings as a source for meeting your anticipated cash needs for at least the next 12 months on page 71, as you disclose that you do not have any availability on page 73.

Critical Accounting Policies and Estimates, page 77
Common Stock Valuation, page 80

5. We note your response to comment 36 in our letter dated April 23, 2015. Please provide us with the following additional information:
   - The date, number of equity instruments issued, and estimated per share fair value of common stock for all equity issuances during fiscal year 2015.
   - The date you first initiated discussions with underwriters regarding your interest in pursuing an IPO. The date you selected your underwriters listed on the first page.
   - Please help us understand why you began estimating your entity value using the income approach in February 2015 from the market approach.
   - Please reconcile for us the $13.83 per share fair value for the Series E Preferred Shares versus the per share fair value of common stock used beginning on February 1, 2014. In this regard, we note that you are assuming a one-for-one conversion for the Series E Preferred Shares in your IPO.

6. Please help us understand how you determined that using a revenue multiple in your market approach will not result in a fair estimate of your entity value. As part of your response, please help us understand why it is not feasible to adjust the entity value based on a revenue multiple for the value of noncontrolling interest, which would be similar to adjusting the

entity value for debt to arrive at equity value. Please also explain why it is appropriate to use net income to calculate entity value in your market approach calculation, given the stage in your growth and the nature of your operations. We note that you have generated losses since your inception and that you anticipate continuing to generate losses.

7. It is unclear to us how you determined that various types of leasing companies are your most representative peer group for purposes of using the guideline public company (market) approach. The operations of these equipment leasing companies do not appear similar in nature or results. Also, for fiscal year 2014, we note that you recognized 58% of total revenue from solar energy systems and product sales with 42% of total revenue from operating leases and incentives. As part of your explanation, please tell us the portion of your operating leases and incentives revenue that was generated specifically from the customer agreements using lease accounting versus the portion that represents the various forms of incentives generated by the solar energy system transactions. Also, please help us understand why you are not using a consistent peer group for purposes of estimating your entity value versus estimating volatility.

8. Please provide us with revenues, loss from operations, net loss, and megawatts deployed for each quarter in 2014 and 2015, along with cumulative megawatts deployed, estimated nominal contracted payments remaining, and estimated retained value at the end of each quarter in 2014 and 2015.

9. Please provide us with a more comprehensive understanding for the 12.3% decline in the per share fair value of common stock as of September 30, 2014, as compared to June 30, 2014. Please help us understand why there was no change to the per share fair value of common stock from June 30, 2014, as compared to the August 2014 stock option grant date and the two September 2014 stock option grant dates. Please also help us understand why there was no change to the per share fair value of common stock from September 30, 2014, as compared to December 24, 2014, or the last stock option grant date in 2014.

10. Please reconcile the most recent per share fair value of common stock used for equity transactions with the $17.98 minimum IPO per share price required for all of your preferred stock to be automatically converted into shares of common stock on a one-for-one basis upon completion of your IPO, which is what appears to be the assumption on page 9. Your response should include a description of the significant factors contributing to the difference in fair value between each equity transaction date during the most recently completed annual period and subsequent periods up to the IPO date. Each of these significant factors should then be linked to changes in the material assumptions used to arrive at the estimated per share fair value of common stock.

Index to Consolidated Financial Statements, page F-1

11. Please include updated financial statements and corresponding financial information in the Form S-1. Please refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

Consolidated Balance Sheets, page F-3

12. We note your response to comment 42 in our letter dated April 23, 2015, that the consolidated subsidiaries' credit agreements do not restrict the payment of loans, advances or cash dividends to the parent. Please confirm to us that the credit agreements do not indirectly restrict these types of payments to the parent. Please also confirm to us that the investment fund agreements do not directly or indirectly restrict these types of payments to the parent. Please refer to the guidance in Article 4-08(e)(3) of Regulation S-X for guidance.

2. Summary of Significant Accounting Policies, page F-8
Segment Information, page F-9

13. We note your response to comment 28 in our letter dated April 23, 2015. In accordance with ASC 280-10-50-40, please disclose revenues from external customers for (a) customer agreements; (b) solar energy system rebate incentives, sales of SRECs, and ITCs assigned to lease pass-through investment funds; (c) sale of solar energy systems directly to homeowners; and (d) product sales.

Solar Energy Systems, net, page F-10

14. We note your disclosure that the estimated useful life of the systems is typically 20 years. However, on page 59 we note your statement that the solar energy systems have a useful life in excess of 20 years. Further, we note that the estimated retained value measure presented in MD&A assumes that the systems have a useful life of at least 30 years. Please also see your response to comment 45 that appears to indicate the useful life of the systems is longer than 20 years. Please address this inconsistency between your stated accounting policy and your disclosures elsewhere in the Form S-1.

16. Stock-Based Compensation, page F-31

15. Please expand the additional disclosures provided in response to comment 49 in our letter dated April 23, 2015, to include the periods over which the holder has to meet the originating thresholds of expected megawatts in new systems. Please also expand the statement that the "RSUs only vest upon the earlier of an initial public offering by the Company or January 1, 2015…" to clarify if the RSUs have vested and/or if this vesting condition remains relevant, since January 1, 2015 has already occurred. Please disclose the material terms of the claw-back provision. Please disclose the number of RSUs that are subject to the additional performance-based claw-back provision.

19. Income Taxes, page F-35

16. According to your response to prior comment 50, you have determined it is not appropriate to project future taxable income in assessing the need for a valuation allowance. Notwithstanding the presence of deferred tax liabilities, please explain why you do not have a valuation allowance on net operating loss carryforwards and how you expect to realize the NOLs without assuming you will apply them against future taxable income. Also, to help us better understand your conclusion that a valuation allowance is not required for any portion of your deferred tax assets, please address the following:

- Provide us with a schedule that details the reversal of your deferred tax liabilities and deferred tax assets. Please separately present the reversal of fixed asset depreciation and deferred tax on investment in partnerships and the expiration of federal, California and other state net operating loss carryforwards. If there are any limitations on the use of your various types of net operating loss carryforwards for a given year, please ensure the limitations are clearly noted.

- Tell us more about how you determined that the reversal of the deferred tax liabilities is objectively verifiable and holds a weighting that exceeds the negative evidence of your cumulative losses. Please tell us if you have experience with homeowners purchasing the solar energy systems at the end of the 20 year contract period and/or if you are aware of any of your competitors having a history of homeowners acquiring the systems at the end of the contract period.

- Please tell us more about your tax planning strategy and your weighting in terms of being objectively verifiable. It appears from your discussion of this strategy that you are assuming that current market conditions will be the same 20 years from now. Please help us understand the reliability of this assumption. To the extent that you need to exercise the call options, please provide a discussion of the cost and how you considered this in assessing the tax planning strategy.

- On pages 59 and 60 you disclose that industry convention is the assumption that 90% of homeowners will extend the contract for an additional 10 years. Please tell us the impact of homeowners extending the contract for an additional 10 years rather than purchasing the solar energy system on the reversal of the corresponding deferred tax liabilities and/or your tax planning strategy.

24. Subsequent Event (unaudited), page F-41

17. Please provide us with the detailed calculation you prepared to arrive at the average pre-tax income amount used in the income portion of the significance tests, including the exclusion of noncontrolling interests and redeemable noncontrolling interests from the consolidated pre-tax income amounts for each of the five years in which income was recognized. Please refer to Computational Note 1 to Article 1-02(w)(3) of Regulation S-X. Please also note Computational Note 2 to Article 1-02(w)(3) of Regulation S-X states that loss years should be omitted in calculating average income.

18. Please disclose the value of the 2.4 million shares of common stock issued to acquire Clean Energy Experts, LLC and the basis for the value.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Robert G. O'Connor
    Wilson Sonsini Goodrich & Rosati